SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                       For January 1 to January 31, 2003


                               NICE-SYSTEMS LTD.
 -------------------------------------------------------------------------------
                (Translation of Registrant's Name into English)


               8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
 -------------------------------------------------------------------------------
                   (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F   X          Form 40-F
                      -----                   -----

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                     No    X
                      -----                   -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                  ---

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842,
333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM
THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                   CONTENTS

         This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

     1. Press Release (dated January 6, 2003): NICE(R)Systems and PSA Sign Distribution Agreement for NiceVision(R)Digital Video Recording Solution.

     2. Press Release (dated January 13, 2003): Indiana State Police Implements NICE Systems Advanced Digital Communications Recording.

     3. Press Release (dated January 13, 2003): NICE Systems Schedules Fourth Quarter 2003 Earnings Release and Conference Call.

     4. Press Release (dated January 15, 2003): Remarketing Services of America, Inc. Selects NICE for Customer Experience Management Solution.

     5. Press Release (dated January 21, 2003): Exel Corporation Improves Warehouse Security with NiceVision(R)Digital Video Recording System.

     6. Press Release (dated January 27, 2003): Farmers Insurance Group(R), Equipped with NICE Systems, Won Call Center of the Year Award.


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NICE-SYSTEMS LTD.


                                   By: /s/ Daphna Kedmi
                                       -----------------------------------------
                                       Name:  Daphna Kedmi
                                       Title: Corporate Vice President
                                              General Counsel



Dated: February 3, 2003
       ----------------



                                                                       EXHIBIT 1

NICE(R) Systems and PSA Sign Distribution Agreement for NiceVision(R) Digital Video Recording Solution

NICE and PSA partner to expand market penetration for market-leading NiceVision solution

Ra'anana, Israel, January 6, 2003 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that PSA Security Network has added the NiceVision digital video and audio recording solution to its list of approved products. PSA Security Network is the world's largest electronic security cooperative. PSA members specialize in the design, installation and integration of CCTV, access control and life safety systems, and are responsible for over $1 billion of electronic security and life safety installations.

Jim Hawver, director of NiceVision channel development in the Americas, said, "This agreement represents an excellent example of our channel strategy--a commitment to work with the `best of the best.' PSA has more than 100 highly qualified industry leaders in the installation and integration business, mainly in North America. NICE will benefit from their market reach and professionalism, as well as PSA's excellent support and training. For their part, PSA is now associated with the leading digital video and audio recording solution provider, and we see this agreement as the beginning of a very mutually beneficial relationship."

Bill Bozeman, CPP, PSA president and CEO agreed, "NICE has both high-end and mid-range state-of-the-art digital video recording solutions. PSA is a premier group of sophisticated integrators who can utilize this product to its fullest potential--that's a powerful combination. We evaluated a number of top DVR manufacturers, and felt that the NICE product reflected the current leading technology and met the needs of the industry and our members. We were also impressed with the depth of product, level of support, and overall company strength."

NICE's agreement with PSA will supplement its in-house sales and support by reaching an expanded range of potential customers attracted by PSA's top product lines from 180 manufacturers of CCTV, access control and life safety products. NICE further benefits from increased visibility and some of the industry's most sophisticated training, including online CCTV and access control training and over 100 PSA sponsored training seminars. Jacob Fox, vice president and general manager for NiceVision, the Americas, noted that the distribution agreement is already producing results, "Typically, new relationships like this take a while to build momentum. With PSA, we've hit the ground running and we already have two major joint projects in process. It's a great start and I'm confident we'll see excellent results for both parties going forward."

About PSA

Established in 1974, PSA Security Network (www.psasecurity.com) is the world's largest security cooperative. Member companies are an elite group of independently owned, engineered security system specialists who design and install some of the most sophisticated security systems utilizing video surveillance, access control and biometrics. With over 200 offices internationally, PSA members are responsible for over $1 billion dollars of electronic security and life safety installations, which include government projects, airports, nuclear power plants, banks and high-rise office buildings.

                                  About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

For more information on NICE, contact:

Media
Bruce Doneff                                       Strategic Communications            201-966-6583
doneff@bellatlantic.net
-----------------------

Sherry Satterwhite                                 NICE Systems                        201-964-2729
sherry.satterwhite@nice.com
---------------------------

Susan Cohen                                        NICE Systems                        972-9-775-3507
susan.cohen@nice.com
--------------------


For more information on PSA, contact:

Richard Hahn                                       Richard Hahn & Associates           716-372-2443
rich@richardhahn.com

Tracey Hups                                        PSA Security Network                303-252-8607
tracey@psasecurity.com
----------------------

Investors
Rachela Kassif                                     NICE Systems                        972-9-775-3899
investor.relations@nice.com                                                            877-685-6552
---------------------------

Claudia Gatlin                                     CMG International                   973-316-9409
claudia@cmginternational.us
---------------------------

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                      ###


                                                                       EXHIBIT 2



Indiana State Police Implements NICE Systems Advanced
Digital Communications Recording


HERNDON, Va., January 13, 2002 - NICE(R) Systems (NASDAQ: NICE) a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management today announced that the Indiana State Police has implemented its Wordnet Series 3 advanced digital recording systems for 17 district offices. The recording systems were sold and are being installed by Word Systems, Inc., NICE Systems' Indianapolis-based distributor. The installation will be completed during the first quarter of 2003.

NICE's Wordnet Series 3 recorders range in capacity from 32 to 64 recording channels. Their primary role will be to record all inbound and outbound telephone and radio communications at the districts and store them on a computer hard disk, where officials will be able to locate and retrieve them for later use as evidence or investigative purposes as needed.

"District commanders are called on regularly to supply copies of recordings, often in response to subpoenas, sometimes simply to aid in an investigation," said Captain Jeff Wardlow, commander of the department's Indianapolis-based communications division. "With our older analog, reel-to-reel systems, if you could locate the right tape - and that was a big `if,' and if you could find the recording on the tape, it was nearly impossible to re-record that conversation on a cassette with any kind of reasonable audio quality. It was a very serious problem."

When he took over as head of the communications division, Wardlow found the problem of inadequate recording systems to be system-wide. "Two of the districts had recorders that simply didn't work at all," he said. "And in other districts keeping the systems in operation was costing thousands of dollars a year in service and repairs. The Wordnet system will change all that very quickly."

The department selected NICE's Wordnet Series 3 systems partly in response to the performance of Word Systems, Inc. "They've done a great job for us," Wardlow said. "In looking for a vendor we discovered that NICE Systems was one of the few companies with a network of local distributors. It was important for us to have local people on hand to service these accounts. Word Systems gives us that extra measure of confidence."

Speeding Call Retrieval

Because Wordnet is digital, it goes way beyond the reel-to-reel recorders in speeding call retrieval. Locating and retrieving a single call with the old systems could take from two to three hours or more. Wordnet -- relying on multiple search criteria, including time, channel, calling number (ANI) and calling location (ALI) -- significantly reduces that time, enabling a recording for an investigating officer to be available within minutes.

At the local level, saving and storing recordings will be a much simpler matter. Instead of changing tapes daily and saving those tapes in a storage area, districts will now be able to save up to 12,000 channel hours of recordings - up to 90 days' worth of calls for most locations - directly to the system's hard drive. Calls can also be saved to DVD for longer-term storage.


Sending recordings to headquarters

Distributing recordings as needed becomes a simpler matter as well. All districts are required to save and send to headquarters recordings of calls relating to medical emergencies. Headquarters officials listen to and analyze those recordings, incorporating their findings into training materials for the local districts.

In the past, calls were re-recorded, and cassettes were mailed or delivered to Indianapolis, a slow and cumbersome process. With Wordnet 3, dispatchers will be able to save medical calls to a separate directory, where they can be retrieved later and forwarded to headquarters as attachments to e-mail.

"The Wordnet recorders will make a big difference in the way we do our jobs," said Lt. Mark Hartman, commander of the Terre Haute district. "We'll have greatly expanded capabilities, like the ability to search multiple channels at the same time and the ability to access the system with a browser interface on the local area network."

About Word Systems Inc.

Word Systems, Inc (WSI) roots come from sales, installation, training and customer support for voice recording technology in mission critical markets. WSI has built their customer base to over 3000 through an active professional outside sales staff and then implemented with the personal attention of trained technical staff. Their combined experience for sales and support staff equals over 100 years with offices in Chicago and Indianapolis. Diversity has been the key to their long-term success. The WSI leadership has recognized expertise and a goal to exceed customer expectations. As a result, their reputation has driven a good balance of repeat business and new customers. See www.wsystems.com.

                                  About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel is a worldwide provider of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enable customers to capture, evaluate, and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)


NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners. * In Australia only


Media
CJ Elias-West                            NICE Systems            703-375-7601
CJ_Elias-West@nice.com
----------------------


Investors
Rachela Kassif                           NICE Systems            972-9-775-3899
investor.relations@nice.com                                      877-685-6552
---------------------------

Claudia Gatlin                           CMG International       973-316-9409
claudia@cmginternational.us
---------------------------


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                      ###

                                                                       EXHIBIT 3



NICE Systems Schedules Fourth Quarter 2002 Earnings Release and Conference Call


Ra'anana, Israel - January 13, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader in multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that it will report its fourth quarter and full year 2002 financial results on Wednesday, February 12, 2003. Following the earnings release, NICE management will host a teleconference at 8:30 (ET) 15:30 Israel to discuss the results and the company's outlook.

The teleconference call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call. A telephone replay of the call will be available for 72 hours after the live broadcast. Replay information will also be available on the website.


                                  About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only




Investors

Rachela Kassif                        NICE Systems           972-9-775-3899
investor.relations@nice.com                                  877-685-6552
Claudia Gatlin                        CMG International      973-316-9409
claudia@cmginternational.us


This presentation contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.





                                      ###

                                                                       EXHIBIT 4

Remarketing Services of America, Inc. Selects NICE for Customer Experience Management Solution

Ra'anana, Israel, January 15, 2003 --NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Remarketing Services of America, Inc. (RSA), a unit of Fiserv, Inc. (NASDAQ: FISV), is implementing NICE Systems customer experience management
(CEM) suite.

RSA Director of Operations Donald Edman stated, "RSA continually enhances customer contact capabilities to maintain the highest levels of service for our client partners and their customers. We favored the NICE solution suite based on its ability to meet our sophisticated functional and technical requirements."

RSA will utilize NICE customer contact center recording products including NiceUniverse(R), its quality assurance application, NiceLog(R), its agent-customer voice and screen recorder, and Executive Connect(R), which allows executives to review recorded customer calls. Integrated with Apropos Technology, NICE Systems will help RSA enhance customer contact center interactions.

Paul Stachelski, RSA's Manager of Contact Center Operations, said, "We are excited about our partnership with NICE, and the benefits that the solution suite will provide. The NICE solutions complement RSA's core competencies in customer contact, customer lead management, and loyalty programs."

Jim Park, President of NICE CEM division, added, "RSA is a great example of the value CEM can bring to an organization. RSA will leverage CEM to elevate its best-of breed contact center capabilities."

About Fiserv and Remarketing Services of America, Inc. Founded in 1991, RSA is the leading independent provider of strategic vehicle remarketing, proactive lease maturity management, liability management, titles management, and customer contact, loyalty and lead management programs. RSA enhances portfolio performance for major banks, financial institutions, automotive manufacturers, captive finance companies and credit unions. In 2001, RSA generated more than $350 million in return on investment for its client partners. RSA employs 600 associates, annually managing over 500,000 vehicles and $4 billion in transactions. RSA is a unit of Fiserv, Inc. and can be found on the Internet at www.rsa-net.com.

Fiserv (Nasdaq: FISV) is an independent, full-service provider of integrated data processing and information management systems to the financial industry. As a leading technology resource, Fiserv serves more than 13,000 financial services providers worldwide, including banks, broker-dealers, credit unions, financial planners/investment advisers, insurance agents and companies, mortgage banks and savings institutions. Headquartered in Brookfield, Wisconsin, Fiserv also can be found on the Internet at www.fiserv.com.

                                  About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. NICE Web Site: www.nice.com

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media

Kevin Levi                       NICE Systems              201-964-2682
                                 Kevin.levi@nice.com
                                 -------------------
Susan Cohen                      NICE Systems                   972-9-775-3507
Susan.cohen@nice.com
Brandon Stickney                 RSA                            716-564-5223
Brandon.stickney@rsa.fiserv.com


Investors

Rachela Kassif                   NICE Systems                   972-9-775-3899
investor.relations@nice.com                                     877-685-6552
Claudia Gatlin                   CMG International              973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                      ###

                                                                      EXHIBIT 5


Exel Corporation Improves Warehouse Security with NiceVision(R) Digital Video Recording System

NICE(R) solution cost-effectively safeguards over $9 billion in assets at Exel's Houston, Texas facility

Ra'anana, Israel, January 21, 2003 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Exel Corporation's Houston-based Technology Facility has implemented the NiceVision(R) Pro digital video recording solution to safeguard its one million square foot facility. Exel, a global leader in supply chain management, has annual sales of $6.5 billion and more than 60,000 employees in over 120 countries worldwide.

The Houston warehouse facility is Exel's largest site and serves as one of the primary global distribution centers for HP Corporation. The NiceVision system records nearly 100 cameras for on-site and remote monitoring--24/7, 365 days a year--providing Exel the information and functionality they need to take pro-active, timely action in meeting security challenges.

"Our previous CCTV system comprised 48 cameras with time-lapse recording to VCRs," said Tim Trieschmann, Exel Site Security Manager, Technology, Americas. "We had an incident where I needed to track a suspect from one end of the building to the other to verify what had happened. I ended up paying our security contractor 240 man-hours, 10 full days, to view all the video necessary to determine what had happened. With more than 80 loading bays and yearly inventory thru-put in the billions of dollars, it became painfully clear that I needed a more robust, efficient CCTV system."

Trieschmann continued, "The NiceVision Pro system gave us exactly what we needed: high frame rates, excellent resolution, quick search capabilities, and efficient compression and storage. I looked at a lot of DVR solutions. One was great for 16 cameras, but add one more camera and I had to add a lot more hardware. Another high-end maker had a good product, but their video compression standard would have required three additional jukebox storage units to meet our three-month video archiving requirement. The NiceVision Pro system met our storage requirements while providing Exel a more cost efficient solution."

"Some of our biggest losses result from mis-loading trucks or some kind of insider theft. On one occasion, I learned that a $10,000 server was missing. From my office computer, I pulled up the cameras that showed the server's last position in the loading area, and in the time it took me to get a cup of coffee, I tracked down exactly what had happened and where the server had gone. I then burned the video clips onto a CD for our customer, showing our error, as well as our action plan to avoid such incidents in the future. With NiceVision, I even monitor the site from home. It's important that I know our security personnel are on the job and performing their tasks as directed. With remote monitoring, Exel reaps the benefits of increased management supervision and consistent associate work performance, " Trieschmann concluded.

"I am pleased that Exel decided to choose us," said Jacob Fox, vice president and general manager of NiceVision in the Americas. "The Exel installation is a perfect example of how the NiceVision system is a total solution. NiceVision provides Exel with a robust system with the highest frame rate, great picture quality, storage, and ease of use that results in significant cost savings, while preventing losses and increasing security personnel productivity."

About Exel

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over (pound)4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. To learn more, visit us at www.exel.com


About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York City Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

For more information, contact:

Media

Bruce Doneff                     Strategic Communications       201-966-6583
doneff@bellatlantic.net
-----------------------
Sherry Satterwhite               NICE Systems                   201-964-2729
sherry.satterwhite@nice.com


Investors

Rachela Kassif                   NICE Systems                   972-9-775-3899
investor.relations@nice.com                                     877-685-6552
Claudia Gatlin                   CMG International              973-316-9409
claudia@cmginternational.us


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.





                                      ###

                                                                      EXHIBIT 6


Farmers Insurance Group(R), Equipped with NICE Systems, Won Call Center of the Year Award

Professional Teleservice Management Association (PTMA) awarded Farmers(R) for its Kansas City Claims Center operation, which has achieved a 98% customer satisfaction rating, according to Farmers' own metrics.

Ra'anana, Israel, January 27, 2002 -- NICE(R) Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that the Kansas City Claims Center of Farmers Insurance Group(R), a NICE customer, was recently named Call Center of the Year for 2002 by the Kansas City branch of the Professional Teleservice Management Association (PTMA). Farmers' call center has been using NICE total recording and quality monitoring solutions for almost a year and has achieved a customer satisfaction rating of over 98%, according to Farmers' own metrics.

"NICE's solutions have made a significant contribution to improve the quality of our customers' experience," said Vince Donofrio, Farmers' Director of Claims Support Services. "The ability to access our customer recordings and use them for training is tremendously beneficial. They're also extremely helpful in resolving he-said/she-said issues with regard to which claims are covered and which are not. This has assisted us in defeating several fraudulent claims over the past year."

Farmers' Kansas City Claims Center employs 400 customer service representatives and handles approximately one-half of the claims within Farmers Insurance Group that are reported across the country. Open 24 hours a day, seven days a week, the call center handles a volume of over 185,000 calls per month.

"Our products help organizations improve their bottom-line business performance as shown by Farmers," said Jim Park, president of CEM division, NICE Systems. "With the significant achievements Farmers has made in their call center, for instance, they've been able to improve their customer experience, avoid unnecessary claims payments and improve their business processes. This is critical with regard to ongoing business success."

In both its Kansas City Claims Center and Oklahoma City Claims Center, Farmers uses NiceUniverse(R) and NiceLog(R) quality monitoring and recording tools to capture, evaluate and store the voice and data from all customer interactions to improve business processes and performance.

The criteria considered in identifying the PTMA award-winning call center include facility, training, quality control/call monitoring program, employee satisfaction and empowerment, service level and recruiting and selection.

                                 About FARMERS

Farmers Insurance Group of Companies(R) is the nation's third-largest Personal Lines Property & Casualty insurance group. Headquartered in Los Angeles and doing business in 41 states, the insurers comprising the Farmers Insurance Group of Companies provide Homeowners, Auto, Business, Life insurance and financial services to more than 10 million households through 17,000 exclusive and independent agents and district managers. For more information about Farmers, visit our Web site at www.farmers.com.

                                  About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media

Kevin Levi                       NICE Systems                   201-964-2682
Kevin.levi@nice.com
-------------------
Susan Cohen                      NICE Systems                   972-9-775-3507
Susan.cohen@nice.com
--------------------

Investors
Rachela Kassif                   NICE Systems                   972-9-775-3899
investor.relations@nice.com                                     877-685-6552
---------------------------
Claudia Gatlin                   CMG International              973-316-9409
claudia@cmginternational.us
---------------------------

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                      ###